Filed by Americas Silver Corporation
(Commission File No.: 001-37982)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Pershing Gold Corporation
(Commission File No.: 001-37481)

Americas Silver Corporation Reports Fourth Quarter and Year-End 2018 Financial Results and Provides 2019 Guidance

TORONTO--(BUSINESS WIRE)--March 4, 2019--Americas Silver Corporation (TSX:USA) (NYSE American:USAS) (“Americas Silver” or the “Company”) today reported consolidated financial and operational results for the fourth quarter and year-end of 2018.

This earnings release should be read in conjunction with the Company’s Management’s Discussion and Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on the Americas Silver Corporation SEDAR profile at www.sedar.com, on its EDGAR profile at www.sec.gov, and are also available on the Company’s website at www.americassilvercorp.com. All figures are in U.S. dollars unless otherwise noted.

Fourth Quarter and Year-End Highlights

  Revenue of $68.4 million in 2018 compared to revenue of $54.3 million in 2017, an increase of 26%, despite significantly lower metal prices in the second half of 2018.
  Net cash generated from operating activities in 2018 of $9.0 million compared to net cash flow generated from operating activities of $1.6 million in 2017.
  Net loss of $10.7 million for the year or ($0.25) per share, compared to a net loss of $3.5 million or ($0.09) per share in 2017, an increase in net loss of 208% and net loss per share of 178% compared to fiscal 2017. The increase in net loss was due to lower metal prices and increases in non-cash and non-reoccurring items, including asset write-downs, a tax contingency, and transaction costs.
  The Company entered into a definitive agreement with Pershing Gold Corporation (“Pershing Gold”) to complete a business combination at the end of September 2018 (the “Transaction). The parties to the Transaction are currently awaiting regulatory approval by the Committee of Foreign Investment in the United States (“CFIUS”).
  Year-end production of 6.3 million consolidated silver equivalent ounces1, an increase of 32% year-over-year, including 1.4 million consolidated silver ounces.
  Fourth quarter production of 1.8 million consolidated silver equivalent ounces, an increase of 32% year-over-year, including 0.4 million consolidated silver ounces.
  Year-end consolidated zinc production of 34.2 million pounds and lead production of 30.5 million pounds, increases of 194% and 20%, respectively.
  Cost of sales of $8.29/oz. equivalent silver, by-product cash cost2 of negative ($0.63/oz.) silver, and all-in sustaining cost3 (“AISC”) of $9.80/oz. silver for the year, representing year-over-year decreases of 18%, 107%, and 26%, respectively.
  Cost of sales of $7.87/oz. equivalent silver, by-product cash cost of $1.14/oz. silver, and AISC of $11.78/oz. silver for the fourth quarter of 2018, representing year-over-year decreases of 22%, 87%, and 17%, respectively.
  The Company had a cash balance of $3.5 million and working capital balance of $6.4 million as at December 31, 2018.
  The Company will be hosting a conference call subsequent to the closing of the Pershing Gold acquisition to discuss the Transaction, financing for the development of Relief Canyon Mine, and year-end 2018 financial results.

“The Company had strong cash flow growth during San Rafael’s ramp-up to full production in 2018 despite the significant decrease in metal prices in the second half of the year,” said Darren Blasutti, President & CEO of Americas Silver. “With the Pershing Gold shareholder votes behind us, we are looking forward to closing the Transaction immediately after CFIUS approval. We expect a concurrent Board construction approval and announcement of fully-funded financing for the Relief Canyon project. The combined company will be focused on increasing silver production and bringing Relief Canyon to first pour before the end of the 2019.”

Pershing Gold Acquisition Update

Respective shareholders of Americas Silver and Pershing Gold provided the requisite approvals for the previously announced Transaction between the two companies on January 9, 2019. The Transaction is currently awaiting regulatory approval from CFIUS. The Company views discussions with CFIUS as progressing well and expects that the necessary approvals before the end of the first quarter.

Consolidated Production and Operating Costs

Table 1
Consolidated Production and Cost Details
	Q4 2018	Q4 2017	YTD 2018	YTD 2017
Total ore processed (tonnes milled)	186,585	168,901	685,152	690,498
Silver produced (ounces)	395,294	409,545	1,417,537	2,056,017
Zinc produced (pounds)	10,223,692	4,895,670	34,219,472	11,623,138
Lead produced (pounds)	9,088,862	7,427,357	30,466,799	25,392,619
Copper produced (pounds)	-	78,541	-	1,167,401
Silver equivalent produced (ounces)	1,799,741	1,358,441	6,286,531	4,746,387
Silver recovery (percent)	75.8	82.8	76.6	89.0
Silver grade (grams per tonne)	87	91	84	104
Silver sold (ounces)	398,753	410,518	1,424,745	2,056,122
Zinc sold (pounds)	10,135,730	4,413,526	33,714,154	10,919,556
Lead sold (pounds)	9,177,876	7,074,875	30,620,153	25,144,192
Copper sold (pounds)	-	94,544	-	1,144,385
Cost of sales ($ per silver equivalent ounce)[1]	$7.87	$10.16	$8.29	$10.13
Silver cash cost ($ per silver ounce) [1]	$1.14	$8.75	($0.63)	$9.45
All-in sustaining cost ($ per silver ounce) [1]	$11.78	$14.20	$9.80	$13.29
[1]	Cost of sales per silver equivalent ounce, cash costs per silver ounce, and all-in sustaining costs per silver ounce in Q4, 2017 excludes pre-production of 45,344 silver ounces and 405,162 silver equivalent ounces mined from San Rafael during its commissioning period, and for YTD 2017 excludes pre-production of 50,490 silver ounces and 435,323 silver equivalent ounces mined from San Rafael during its commissioning period, and excludes pre-production of 245,391 silver ounces and 360,530 silver equivalent ounces mined from El Cajón during its commissioning period. Pre-production revenue and cost of sales from San Rafael and El Cajón are capitalized as an offset to development costs.

During 2018, the Company produced 6.3 million consolidated silver equivalent ounces including 1.4 million silver ounces, compared to production of 4.7 million consolidated silver equivalent ounces including 2.1 million silver ounces during 2017. The significant increase in consolidated silver equivalent production with a corresponding decrease in silver production relative to 2017 was primarily the result of the San Rafael mine experiencing its first full year of operation after declaring commercial production in December 2017. San Rafael contributed over 190% greater zinc production and over 125% greater lead production, with approximately 50% lower silver production at the Cosalá operations due to mine sequencing in the part of the San Rafael deposit with the lowest silver grades. Operations at the Galena Complex were also negatively impacted by two separate operational issues in the first of half of 2018 involving its No.3 Shaft that inhibited normal hoisting for approximately 27 days in total as previously disclosed that also caused reductions in silver and lead production in 2018.

As a result of the increased silver equivalent production, revenues increased by $14.1 million or 26% from $54.3 million during 2017 to $68.4 million during 2018 despite low metal prices in the second half of the year. Net loss increased by $7.8 million from $3.5 million during 2017 to $11.3 million during 2018, largely due to non-cash and non-reoccurring items. The increase in net loss was primarily attributable to higher cost of sales as San Rafael ramped up to full production in Q4, 2018, higher depletion and amortization reflecting a full year of production from San Rafael, Pershing Gold Transaction costs, the write-down of an asset, a contingency on value added taxes, and higher income tax expense, offset by higher net revenue from increased silver equivalent production, a gain on the disposal of assets, and gains on derivative instruments.

Consolidated costs of sales were $8.29/oz. equivalent silver, by-product cash costs were negative ($0.63/oz.) silver, and AISC were $9.80/oz. silver, representing year-over-year decreases of 18%, 107%, and 26%, respectively. The improvement in cash costs was a result of the significant increase in zinc and lead production primarily from the San Rafael mine compared to 2017 when the Company’s previous mine, Nuestra Señora, was in production. The base metal production increases were offset by decreases in the realized prices for zinc and lead during the year which negatively impacted by-product cash costs, and AISC.

Further information concerning the consolidated and individual mine operations is included in the Company’s Consolidated Financial Statements for the year ended December 31, 2018 and Management’s Discussion and Analysis for the same period.

2019 Consolidated Guidance

Table 2
Consolidated Results and Guidance
	2018 Actual	2019 Guidance
Silver Production (ounces)	1.4M oz.	1.6 – 2.0M oz.
Silver Equivalent Production (ounces)	6.3M oz.	6.6 - 7.0M oz.
Cost of Sales ($ per silver equiv. ounce)	$8.29/oz.	$8.00 - $10.00/oz.
Cash Costs ($ per silver ounce)	$(0.59)/oz.	$4.00 - $6.00/oz.
All-in Sustaining Costs ($ per silver ounce)	$9.82/oz.	$10.00 - $12.00/oz.
Capital Expenditures	$15M	$10M - $11M

Consolidated guidance for 2019 is 1.6 – 2.0 million silver ounces and 6.6 - 7.0 million silver equivalent ounces at cash costs of $4.00 to $6.00 per silver ounce and all-in sustaining costs of $10.00 to $12.00 per silver ounce including budgeted capital of $10 - $11 million. The increase in silver production is due to greater expected mill throughput at San Rafael in 2019 as the initial ramp up in 2018 has been completed. The increase in cash cost and all-in sustaining cost per ounce is due to the lower assumed metal prices affecting estimated by-product metal revenue from the San Rafael and Galena mines. The Company assumed $14.50 per ounce silver, $1.15 per pound zinc, $0.90 per pound lead, and an exchange rate of 19 Mexican pesos to US dollar for these guidance estimates. This guidance is supported by estimated zinc production of approximately 36-40 million lbs. and estimated lead production of 34-38 million lbs. in 2019. The Company’s consolidated exploration budget for fiscal 2019 is approximately $1.5 million.

This guidance excludes construction capital and exploration spending related to Pershing Gold’s Relief Canyon Mine. The Company intends to update guidance for Relief Canyon after the close of the Transaction.

About Americas Silver Corporation

Americas Silver is a precious metal mining company focused on growth from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Complex in Idaho, USA. The Company holds an option on the San Felipe development project in Sonora, Mexico. For further information please see SEDAR or americassilvercorp.com.

Daren Dell, Chief Operating Officer and a Qualified Person under Canadian Securities Administrators guidelines, has approved the applicable contents of this news release. For further information please see SEDAR or americassilvercorp.com.

Mineral reserve and resource estimates and exploration results from 2018 drill programs can be found on the Company’s website at www.americassilvercorp.com.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas Silver’s and Pershing Gold’s expectations, intentions, plans, assumptions and beliefs with respect to, among other things, Americas Silver’s financing efforts; the consummation of the Transaction; construction, production, and development plans at Relief Canyon Mine; the timing of the closing of the Transaction; the completion of CFIUS review and its recommendations; and the estimated construction timeline for Relief Canyon Mine. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas Silver and Pershing Gold as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas Silver or Pershing Gold to be materially different from those expressed or implied by such forward-looking information. With respect to the Transaction, these risks and uncertainties include the risk that Americas Silver or Pershing Gold may be unable to obtain any regulatory approvals required for the Transaction, including CFIUS approval, or that regulatory approvals may delay the Transaction or cause the parties to abandon the Transaction; the risk that other conditions to closing may not be satisfied; the length of time needed to consummate the proposed Transaction, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the diversion of management time on Transaction‐related issues; the risk that costs associated with the integration are higher than anticipated; and litigation risks related to the Transaction. With respect to the businesses of Americas Silver and Pershing Gold, these risks and uncertainties include interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company and Pershing Gold operate; the uncertainty of regulatory requirements and approvals; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to develop and operate the Relief Canyon property; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, labor relations, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Pershing Gold’s filings with the SEC, including the Annual Report on Form 10‐K for the year ended December 31, 2017 and the Proxy Statement of Pershing Gold dated November 29, 2018, and in Americas Silver’s filings with the Canadian Securities Administrators on SEDAR and with the SEC, including the management information circular of Americas Silver dated December 4, 2018. Neither Americas Silver nor Pershing Gold undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Neither Americas Silver nor Pershing Gold gives any assurance (1) that Americas Silver and Pershing Gold will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward‐looking information concerning Pershing Gold, Americas Silver, the proposed Transaction, the combined company or other matters attributable to Pershing Gold or Americas Silver or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

No Offer or Solicitation

This press release is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer or sale of securities shall be made except pursuant to registration under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and any applicable state securities laws or in compliance with an exemption therefrom.

1 Silver equivalent production throughout this press release was calculated based on silver, zinc, lead and copper realized prices during each respective period.

2 Cash cost per ounce and all-in sustaining cost per ounce are non-IFRS performance measures with no standardized definition. For further information and detailed reconciliations, please refer to the Company’s 2018 year-end and quarterly MD&A.

CONTACT:
Darren Blasutti
President and CEO
416‐848‐9503

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS
This news release is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction between Americas Silver Corporation (“Americas Silver”) and Pershing Gold Corporation (“Pershing”) or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.
Pershing, Americas Silver and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Pershing and Americas Silver in connection with the proposed transaction. Information about the directors and executive officers of Pershing is set forth in its proxy statement for its 2018 annual meeting of stockholders, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2018. Information about the directors and executive officers of Americas Silver is set forth in its Form 6-K for its 2018 annual meeting of shareholders, which was filed with the SEC on April 13, 2018. These documents can be obtained free of charge from the sources indicated below. Other information regarding those persons who are, under the rules of the SEC, participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in Pershing’s proxy statement/prospectus and other relevant materials filed with or furnished to the SEC.
The proposed transaction (or certain matters related thereto) between Americas Silver and Pershing will be submitted to the respective stockholders of Americas Silver and Pershing for their consideration. Americas Silver has filed with the SEC a registration statement on Form F-4 that includes a proxy statement of Pershing that also constitutes a prospectus of Americas Silver. Americas Silver has filed an Information Circular with the applicable Canadian securities administrators. Pershing will deliver the proxy statement / prospectus to its stockholders as required by applicable law. Americas Silver will deliver the Information Circular to its stockholders as required by applicable law. Americas Silver and Pershing also plan to file or furnish other documents with the SEC regarding the proposed transaction. This news release is not a substitute for any prospectus, proxy statement, information circular or any other document which Americas Silver and Pershing may file with or furnish to the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF AMERICAS SILVER AND PERSHING ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND INFORMATION CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMERICAS SILVER, PERSHING, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and information circular and other documents containing important information about Americas Silver and Pershing, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov, and with the Canadian securities administrators, through the website at www.sedar.com. Pershing and Americas Silver will make available free of charge at www.pershinggold.com and www.americassilvercorp.com, respectively (in the “Investor Relations” and “Investors” section, as applicable), copies of materials they file with, or furnish to, the SEC and the Canadian securities administrators.